Ceasing Control of Credit Suisse International Focus

As of April 30, 2008, Charles Schwab & Co Inc Special Custody Account for the exclusive benefit of customers ("Shareholder") owned 2,891,770.570 shares of the Fund, which represented 25.24% of the Fund. As of October 31, 2008, Shareholder owned 2,712,538.282 shares of the Fund. Accordingly, Shareholder has ceased to be a controlling person of the Fund.